SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 17, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

By:	/s/ PEDRO TOLL

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$53.9 million for the Fourth Quarter 2004 and Record Net Income of US$141.7 million for 2004

Fourth Quarter and Year 2004 Financial Highlights

•	Net income in the fourth quarter of 2004 was US$53.9 million, compared to US$33.7 million in the third quarter of 2004, and US$16.2 million in the fourth quarter of 2003.

•	For the year, net income was a record US$141.7 million, compared to US$111.5 million in 2003.

•	During the fourth quarter of 2004, the trade credit portfolio increased 15%, or US$279 million. For the year, the trade credit portfolio increased 25%, or US$431 million.

•	During the fourth quarter of 2004, the credit portfolio in Argentina decreased by US$86 million, or 26%. For the year, the credit portfolio in the country decreased by US$195 million, or 45%.

•

The Argentine credit portfolio at December 31, 2004 was US$240 million, or US$156 million net of allowances for credit losses.  During 2004, provision reversals related to the reduction in the portfolio in Argentina amounted to US$104.9 million in 2004, compared to US$48.4 million in 2003.

Panama City, Republic of Panama, February 15, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”) announced its results for the fourth quarter ended December 31, 2004.

The table below depicts selected key figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP; and all figures are stated in U.S. dollars):

Key Figures

	2003	2004	4Q03	3Q04	4Q04

Net Income (In US$million)	$111.5	$141.7	$16.2	$33.7	$53.9
EPS (*)	$3.88	$3.61	$0.41	$0.86	$1.39
Return on Average Equity	23.9%	22.8%	11.2%	21.2%	33.1%
Tier 1 Capital Ratio	35.4%	42.8%	35.4%	43.8%	42.8%
Net Interest Margin	1.87%	1.65%	2.07%	1.74%	1.46%

(*) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of Bladex stated, “The fourth quarter proved a fitting end to a solid year.  In January 2004, we established four main objectives for the year. First, the execution of our commercial strategy, focused around re-leveraging the balance sheet and developing new sources of fee income.  Second, the management of our portfolio in Argentina, an effort geared around completing pending restructurings and maximizing collections.  Third, taking capital management action in view of the Bank’s medium-term needs, and fourth, expanding our shareholder base to increase the liquidity of our common stock.

In our view, the quantitative and qualitative results for the year are evidence of significant progress in respect of all four objectives.

Regarding our commercial strategy, the critical job of re-leveraging the balance sheet is well underway.  During the fourth quarter, and in spite of significant reductions in non-trade credits in Argentina, the amount of our assets reached its highest level since the first quarter of 2003.  In addition, the US$1.6 billion in disbursements in the fourth quarter represented an increase of 52% over the activity during the previous quarter.

The figures reflecting the management of our Argentine portfolio speak for themselves.  Our success along this front exceeded our expectations.

Regarding capital management, we achieved our objective of maintaining a solid capitalization while providing significant cash flow to our shareholders.  Since January 1, 2004, and including the recently announced US$2.00 per share special dividend, we have returned a total of US$144.0 million in equity capital to our shareholders, and still have a balance of US$42.5 million with which to purchase shares in the open market under our US$50.0 million share repurchase program.

We were also glad to see our investor relations efforts pay off handsomely.  Average daily trading volumes for the year increased by 42% (152,949 in 2004 vs. 107,535 in 2003).  In addition, we had the honor of welcoming a number of prestigious new institutions as shareholders of the Bank.

Beyond these four objectives, Bladex made important headway in a number of different areas.  The launching of our new corporate identity, for instance, has resonated well in the market, making significant contribution to our commercial efforts.

Despite our progress in 2004, we are well aware that we still have work to do, particularly in one important area: the generation of additional fee income.  We are focusing our efforts in 2005 accordingly.

The principles behind our work in 2005 remain unchanged: to continue making progress towards our vision of becoming the leading trade finance house in the Latin American and Caribbean region (the “Region”), while creating significant added value for our shareholders, and improving opportunities for people in the Region.

To this end, our priorities for 2005 remain unchanged: executing our commercial strategy, making continued progress with respect to our Argentine portfolio, paying special attention to capital management, and increasing the liquidity for our common stock.  We believe Bladex has the skills, clients, contacts, and financial resources to execute accordingly.”

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to executing the Bank’s commercial strategy, progress with respect to the Bank’s Argentine portfolio, capital management actions, increasing the liquidity of the Bank’s common stock and the ability of the Bank to make progress in these areas.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank’s credit portfolio, adverse economic or political developments in the Region, particularly in Brazil or Argentina, which could increase the level of impaired loans in the Bank’s loan portfolio and, if sufficiently severe, result in the Bank’s allowance for credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including, among other things, interest rate spreads and competitive conditions), a change in the Bank’s credit ratings, events in Brazil or Argentina or other countries in the Region unfolding in a  manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, the Bank’s operations being less profitable than anticipated, or higher than anticipated equity capital requirements.

ABOUT Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through December 31, 2004, over its 25 years of operations, Bladex had disbursed accumulated credits of over US$129 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,
-or-
Investor relations firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

There will be a conference call to discuss the quarterly and annual results on February 16, 2005 at 11:00 a.m. New York City time.  For those interested in participating, please dial (800)-458-9009 in the United States or, if outside the United States, 719-457-2623.  Participants should give the conference ID# 1604296 to the telephone operator five minutes before the call is set to begin.  There will also be a live audio webcast of the event at www.blx.com.

Bladex’s conference call will become available for review on Conference Replay one hour after the conclusion of the conference, and will remain available through February 23, 2005.  Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions.  The Conference ID# for the replayed call is 1604296.